EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31, 2002

(In thousands)

Earnings
Income before interest expense, net of ATC equity earnings	$13,179
Add:
Income tax items	6,683
Income tax on other income	346
Income distribution from equity investee	820
AFUDC - borrowed funds	46
Interest on rentals	224
Amortization of debt discount	87
Total earnings before interest and taxes	$21,385

Fixed Charges
Interest on long-term debt	$2,983
Amortization of debt discount	87
Other interest	86
Interest on rentals*	224
Total fixed charges	$3,380

Ratio of Earnings to Fixed Charges	6.33x

*Represents one-third of the total rental expense.